Exhibit (d)(57)(i)

EQ ADVISORS TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of June 22, 2007 (“Amendment No. 1”) between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and Institutional Capital LLC, a limited liability corporation organized under the laws of the State of Delaware (“ICAP” or “Adviser”).

AXA Equitable and Adviser agree to modify the Investment Advisory Agreement, dated as of May 25, 2007 (“Agreement”), on behalf of EQ Advisors Trust (“Trust”) as follows:

1. Removed Portfolio. All references to the AXA Enterprise Multimanager Value Fund of the AXA Enterprise Multimanager Funds Trust are hereby removed.

2. Appendix A. Appendix A to the Agreement setting forth the Portfolio of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

3. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as an investment adviser for the MarketPLUS Large Cap Core Portfolio of the Trust.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		INSTITUTIONAL CAPITAL LLC

By	/s/ Steven M. Joenk	By:	/s/ Pamela H. Conroy
	Steven M. Joenk		Name:	Pamela H. Conroy
	Senior Vice President		Title:	Executive Vice President

APPENDIX A

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

Portfolios	Annual Advisory Fee Rate***

Large Cap Value Portfolios, which shall consist of the following Allocated Portion and Other Allocated Portion** (collectively referred to as “Large Cap Value Portfolios”):

MarketPLUS Large Cap Core Portfolio*

Multimanager Large Cap Value Portfolio,*,** a series of AXA Premier VIP Trust

0.50% of the Large Cap Value Portfolios’ average daily net assets up to and including $50 million; and 0.40% of the Large Cap Value Portfolios’ average daily net assets in excess of $50 million and up to and including $100 million; and 0.35% of the Large Cap Value Portfolios’ average daily net assets in excess of $100 million and up to and including $250 million; and 0.30% of the Large Cap Value Portfolios’ average daily net assets in excess of $250 million.

*	Fee to be paid with respect to this Fund shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “ICAP Allocated Portion.”

**	Other Allocated Portions are other registered investment companies (or series or portions thereof) that are managed by the Manager and advised by the Adviser, which are classified “Large Cap Value Portfolios.”

***	The daily advisory fee for the Large Cap Value Portfolios is calculated by multiplying the aggregate net assets of the Large Cap Value Portfolios at the close of the immediately preceding business day by the annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to each Allocated Portion is the portion of the daily advisory fee for the Large Cap Value Portfolios equal to the Allocated Portion’s net assets relative to the aggregate net assets of the Large Cap Value Portfolios, including the Allocated Portion, used in the fee calculation.